

**PremierOil**

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121



05009709


SEC MAIL
PROCESSING
RECEIVED
JUL 11 2005
WASH, D.C.
198
SECTION

4th July 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs

**Premier Oil plc (f/k/a Premier Oil Group plc)**
**Rule 12g3-2(b) Exemption: File No. 82-34723**

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 1st July 2005:

*"Board Appointment and Resignations"*

Yours faithfully

Stephen Huddle
**Company Secretary**

PROCESSED
JUL 1 5 2005
THOMSON
FINANCIAL

Enc.

dlw 7/14

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

# Press Release

**PREMIER OIL PLC**
**("Premier")**

## Board Appointment and Resignations

Following announcements made in September 2004 and April 2005, Charles Jamieson and John van der Welle have resigned from the Board of Premier with effect from 30 June 2005.

As previously announced in April 2005, Tony Durrant has been appointed to the Board of Premier as Finance Director with effect from 1 July 2005.

**1 July 2005**

**ENQUIRIES:**

**Premier Oil plc** **Tel: 020 7730 1111**
Simon Lockett
Mark Akers

**Pelham PR** **Tel: 020 7743 6670**
James Henderson
Gavin Davis

**Background For Editors:**
Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

Premier's strategy is to add significant value per share through exploration and appraisal success, astute commercial deals and asset management. The company's operating business and strong finances put the company in the position to operate successfully in all reasonable external environments.

A drilling programme of up to 16 wells is in place for 2005. Both wells completed so far this year have been successful; the first, a flow test on an appraisal well on the Tiof field in Mauritania and the second was a discovery and flow test from the Al Amir-1 exploration well in Egypt. An appraisal of the Al Amir discovery is planned for later this year. In India, the Lakkhi-1 well commenced in April 2005 and operations continue. Further wells are planned to be drilled later in 2005 in Mauritania, Pakistan, Indonesia, Guinea Bissau, Gabon and Vietnam.